

April 20, 2012

<u>Via E-mail</u>
Mr. William J. Davis
Chief Financial Officer
Allscripts Healthcare Solutions, Inc.
222 Merchandise Mart Plaza, Suite 2024
Chicago, IL 60654

> **Re: Allscripts Healthcare Solutions, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **File No. 000-32085**

Dear Mr. Davis:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Contract Backlog, page 68

1.   We note your disclosures regarding committed contract backlog. We further note that in your February 16, 2012 earnings call you provided additional backlog information, which included a breakdown of backlog by type of revenue with a brief explanation of the fluctuation for each, period over period. This appears to be useful information for investors to better understand trends in the nature of contracts that have been awarded and the type of revenue to be earned in future periods, as well as any changes in the business. Please tell us whether you considered expanding your backlog disclosures to

incorporate the information provided in your earnings call. We refer you to Item 303 of Regulation S-K and SEC Release No. 33-8350.

Notes to the Consolidated Financial Statements

Note 1. Basis of Presentation and Significant Accounting Policies

Revenue Recognition, page 89

2.   We note you generate revenue from Software-as-a-Service (SaaS) and software hosting arrangements. Please tell us and expand your disclosure in future filings to describe your revenue recognition policy for such services. Tell us whether these arrangements include related set-up fees and if so, how you account for such fees. Also with regards to hosting arrangements, please tell us whether the customer has the contractual right to take possession of your software at any time and how such provision is taken into consideration when recognizing revenue. Lastly, tell us the significance of these arrangements compared to the other arrangements (i.e. EDI services) included in the "transaction processing and other" line item in your statement of operations.

3.   Please tell us what percentage of your revenue was derived from non-software multiple element arrangements and within those arrangements how frequently you rely on estimated selling price to allocate arrangement consideration. If significant, please provide further detail as to how you establish estimated selling price.

Note 19. Contingencies, page 126

4.   We note your discussion regarding the Pegasus litigation matter.   Please clarify whether there is at least a reasonable possibility that losses in excess of the amounts already accrued (or not accrued) may have been incurred with regards to this matter. If there is at least a reasonable possibility that a loss may have been incurred, in your next periodic filing, consider either disclosing an estimate of the additional loss or range of loss (or, if true, stating that the estimate is immaterial in lieu of providing quantified amounts) or state that such an estimate cannot be made. In addition, tell us your consideration to also provide these disclosures for the other claims and matters referred to in Note 19. Please refer to ASC 450-20-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief